SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 27 July 2018

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BT Group plc
Trading update for the first quarter to 30 June 2018
27 July 2018
BT Group plc (BT.L) today announced its trading update for the first quarter to 30 June 2018.
Key developments for the quarter
Strategic:
●
Successfully launched new converged products including BT Plus and 4G Assure
●
EE to launch the UK’s first live 5G trial network in East London in October
●
Future Telecoms Infrastructure Review conclusion and Ofcom’s approach to future regulation provide positive progress towards enabling fair returns for infrastructure investment
●
Openreach announced new wholesale pricing discounts to accelerate superfast and ultrafast uptake
●
Continued improvement in customer experience metrics; Group NPS1 up 1.9 points and Right First Time2 up 3.1%
●
Initiatives to transform our operating model on track; new Enterprise senior leadership team announced
Operational:
●
Over 1.7m total ultrafast premises passed; currently building FTTP to c.10,000 premises per week
●
Monthly fixed ARPU up 1% to £37.9, with increased mix of SIM only reducing postpaid mobile ARPU by 1% to £21.7; churn remains low at 1.2%
●
Mobile customers up 4% in Business and Public Sector. External broadband lines down 6% in Wholesale and Ventures and 3% in Business and Public Sector
Financial:
●
Reported revenue of £5,715m. Underlying3 revenue down 2%4 as regulated price reductions in Openreach and declines in our enterprise businesses offset growth in our consumer business
●
Adjusted3 EBITDA up 1%4 to £1,800m mainly driven by stronger handset margins in our consumer business and restructuring related cost savings
●
Reported profit before tax of £704m. Adjusted3 profit before tax up 3%4 at £816m
●
Normalised free cash flow3 of £507m down 9% mainly driven by increased cash capital expenditure partly offset by timing of working capital movements
●
Reported capital expenditure broadly flat at £839m

Gavin Patterson, Chief Executive, commenting on the trading update, said
“We’ve made a good start to the year. We are making positive progress against our strategy. Our customer experience metrics continue to improve and we have seen the successful launch of new converged products including BT Plus, our first Consumer converged offering and 4G Assure, for business customers. Initiatives to transform our operating model have seen a gross reduction in c.900 roles across the Group and improved cost performance.
“EE continues to maintain its network leadership and will switch on the UK’s first live 5G network trial in October. Openreach continues its FTTP network deployment and is currently building to c.10,000 premises per week. New Openreach wholesale pricing will incentivise communications providers to encourage more of their customers onto better services and ultimately move the vast majority of Britain’s homes and businesses onto superfast and ultrafast platforms. We welcome the initial outcome of DCMS’ Future Telecoms Infrastructure Review and Ofcom’s approach to future regulation and look forward to further engagement with all our key stakeholders to ensure greater clarity, certainty and support as we look to realise our broader investment ambitions.
“Our outlook for the year remains unchanged.”

First quarter to 30 June	2018 (IFRS 15)	2017 (IFRS 15 pro forma unaudited)	2017 (IAS 18)	Change4
	£m	£m	£m	%
Reported measures
Revenue	5,715		5,837	n/m
Profit before tax	704		418	n/m
Profit after tax	549		285	n/m

Adjusted measures
Adjusted revenue	5,716	5,835	5,849	(2)
Change in underlying3 revenue				(2)
Adjusted3 EBITDA	1,800	1,785	1,785	1
Adjusted3 profit before tax	816	791	791	3
Capital expenditure	839	835	835	-
Normalised free cash flow3	507	556	556	£(49)m
Net debt3	11,227	8,810	8,810	£2,417m
1 Group NPS measures Net Promoter Score in our retail business and Net Satisfaction in our wholesale business
2 Measured against Group-wide ‘Right First Time’ (RFT) index
3 See Glossary on page 2
4 Measured against unaudited IFRS 15 pro forma comparative period in the prior year
n/m = IFRS 15 to IAS 18 comparison not meaningful

Customer facing unit results for the first quarter to 30 June 2018

	Adjusted1 revenue			Adjusted1 EBITDA
First quarter to 30 June	2018	20172	Change	2018	20172	Change
	£m	£m	%	£m	£m	%
Consumer	2,591	2,540	2	610	556	10
Business and Public Sector	1,085	1,132	(4)	350	342	2
Wholesale and Ventures	459	497	(8)	154	174	(11)
Global Services	1,147	1,246	(8)	95	73	30
Openreach	1,217	1,248	(2)	567	621	(9)
Other	1	2	n/m	24	19	26
Intra-group eliminations	(784)	(830)	6	-	-	-
Total	5,716	5,835	(2)	1,800	1,785	1
1 See Glossary
2 Unaudited IFRS 15 pro forma used for comparative period in the prior year
n/m = not meaningful

SUMMARY AND OUTLOOK

There is no change to our financial outlook for 2018/19 from that published on 25 June which reflected the adoption of the IFRS 15 accounting standard.

2018/19
Change in underlying1 revenue (IFRS 15 basis)	Down c.2%
Adjusted1 EBITDA (IFRS 15 basis)	£7.3bn - £7.4bn
Normalised free cash flow1	£2.3bn - £2.5bn
Capital expenditure2	c.£3.7bn

1 See Glossary
2 Excluding BDUK clawback

Enquiries

Press office:
Tom Engel	Tel: 020 7356 5369

Investor relations:
Mark Lidiard	Tel: 020 7356 4909

We will hold a conference call for analysts and investors in London at 9am today and a simultaneous webcast will be available at www.bt.com/results

We are scheduled to announce the second quarter and half year results for 2018/19 on 1 November 2018.

Glossary of alternative performance measures

Adjusted	Before specific items
Net debt
Loans and other borrowings (both current and non-current), less current asset investments and cash and cash equivalents. Currency denominated balances within net debt are translated to Sterling at swapped rates where hedged

Normalised free cash flow	Free cash flow before specific items and the cash tax benefit of pension deficit payments
Specific items	Items that in management’s judgement need to be disclosed separately by virtue of their size, nature or incidence. Further information is provided in note 1 on page 9
Underlying	Excludes specific items, foreign exchange movements and the effect of acquisitions and disposals. Further information is provided in note 2 on page 9

Our commentary focuses on the trading results on an adjusted basis. Unless otherwise stated, revenue, earnings before interest, tax, depreciation and amortisation (EBITDA), profit before tax, and normalised free cash flow are measured before specific items. Further information is provided in note 1 on page 9.

Click on, or paste the following link into your web browser, to view the associated PDF document.
http://www.rns-pdf.londonstockexchange.com/rns/9436V_1-2018-7-26.pdf

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 27 July 2018